[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

December 30, 2009

VIA EDGAR AND FACSIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on November 20, 2009

File No. 333-150999

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated December 17, 2009.

We are providing under separate cover five copies of Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 4 are marked to show changes from the filing of Amendment No. 3 to the Registration Statement on Form S-1 on November 20, 2009. We are providing courtesy copies of Amendment No. 4, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

December 30, 2009

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Amendment No. 4. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Prospectus Summary, page 1

Our Company, page 1

1.	Please include your net sales for the nine months ended September 30, 2009. Please also include your net sales and net income for the nine months ended September 30, 2008 as a comparison to the September 30, 2009 numbers.

Response: The Company has revised the Registration Statement on page 1 in response to the Staff’s comment.

2.	Please explain to us why you have cash flow from operations and net debt as of the twelve month period ended September 30, 2009, rather than the nine month period ended September 30, 2009 and not as of your last audited period and interim stub.

Response: The Company has revised the Registration Statement on pages 1 and 2 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that it has presented cash flow from operations and net debt as of the twelve month period ended September 30, 2009 because its debt reduction was a function of its cash flow generated from operations over the twelve month period ended September 30, 2009. The Company’s cash flow from operations were primarily the result of working capital reductions over the twelve month period, rather than simply the nine months ended September 30, 2009, as the industry experienced an environment of declining demand and pricing beginning in the fourth quarter of 2008. As a result, the Company reduced its inventory quantities on hand to better align them with the lower demand levels experienced over the twelve month period ended September 30, 2009.

3.	We note the disclosure in the second-to-last sentence of the first paragraph which stated that net income for 2008 benefited from record global steel prices through the first half of 2008. Please revise to balance this disclosure by disclosing the recent decline in steel prices during the latter half of 2008 and the first half of 2009.

Response: The Company has revised the Registration Statement on pages 1 and 2 in response to the Staff’s comment.

December 30, 2009

Building Products, page 5

4.	Please balance your disclosure here to indicate there can be no guarantee that a demand will increase for remodeling.

Response: The Company has revised the Registration Statement on pages 4 and 86 in response to the Staff’s comment.

Skilled Inventory Management, page 5

5.	Please explain how your inventory management in the first nine months of 2009 contributed to your ability to free cash flow during the declining metal price environment.

Response: The Company supplementally advises the Staff that the Company’s purchasing practices follow a market driven inventory management framework that is designed to generate attractive returns on its inventory investment while reliably meeting customer demands irrespective of steel prices. The Company’s CEO monitors and adjusts this framework on at least a weekly basis. Within this framework, inventory and processing services are tailored to the needs of each individual metal service center location’s particular customers.

The Company believes that its inventory management framework provides early visibility of changing market conditions and, when combined with the Company’s flexible capital structure, allows it to quickly react to changing metal prices and customer needs. In addition, the Company’s information technology systems facilitate sharing inventory among its facilities, which helps the Company maximize returns and reliably satisfy its customers’ needs.

The Company believes that it takes advantage of its early market knowledge, leveraged uniformly across all of its facilities, by favorably positioning its inventory at the beginning of the next trend. In an environment where demand and metal prices are increasing, the Company expands its profit margins by buying inventory ahead of mill price increases. When consumer demand and market prices begin to decline, the Company is able to rapidly reduce its inventory and where inventory is replaced it is done so at lower prices. Consequently, the Company’s inventory management framework enhances its ability to generate earnings during rising metal price environments and free cash flow in declining metal price environments, which the Company demonstrated by generating record earnings in 2008 and record operating free cash flow in the first nine months of 2009.

After dramatically reducing inventories in 2009, including by changing the way the Company works with its suppliers, the Company believes that it will continue to operate its business at substantially lower inventory levels.

December 30, 2009

Summary Historical Consolidated Financial Data, page 12

6.	We note you have revised your discussion within this section to focus on your use of EBITDA and adjusted EBITDA as measures of performance of your business. However, all of your reasons for presenting adjusted EBITDA within the document appear derived from your belief of the importance of this measure in relation to compliance with your debt covenants, as you state on page 69. If you wish to present a non-GAAP measure of performance, you should present EBITDA, but not adjusted EBITDA, along with the reasons why you consider EBITDA to be important to an investor’s evaluation of your business. Please note this comment applies to all instances within the document where adjusted EBITDA is presented as a measure of performance. Please revise accordingly.

Response: The Company has revised the Registration Statement including on pages 12, 13, 14 and 61 in response to the Staff’s comment. The Company acknowledges the Staff’s comment that the Company believes that adjusted EBITDA is important in relation to compliance with its debt covenants and, therefore, has moved the discussion of adjusted EBITDA in the “Summary” section of the Registration Statement to a new “Covenant Compliance” subsection.

Risk Factors, page 18

Risks Related to our Business, page 18

7.	For the first two risk factors in this section, please revise the subheadings to indicate where we are in the cycles so that investors can assess the risk.

Response: The Company has revised the Registration Statement on page 19 in response to the Staff’s comment.

Because a substantial portion of our indebtedness bears interest at rates that fluctuate, page 26

8.	Please disclose the percentage of your indebtedness that is offset by your use of derivative financial instruments.

Response: The Company has revised the Registration Statement on page 27 in response to the Staff’s comment.

Because all the proceeds from this offering of our common stock may be used to repay the 2007 Notes, page 27

9.	Please revise the risk factor to highlight that if you experience a change of control or do not redeem the 2007 Notes, you will be required to make an offer to repurchase the 2007 Notes at a price equal to 101% of the principal amount, plus accrued interest and unpaid interest and additional interest, if any.

Response: The Company has revised the Registration Statement on page 28 in response to the Staff’s comment.

December 30, 2009

Management’s Discussion and Analysis, page 45

Industry Trends, page 46

10.	Please revise to indicate that there can be no guarantee that steel demand may be entering into a slow recovery stage.

Response: The Company has revised the Registration Statement on pages 4 and 47 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition

Consolidated Results of Operations, page 47

11.	Although you discuss industry trends in the overview of your MD&A section, it does not appear that you relate those trends to the discussion of your operating results. For example, you state the decrease in your net sales was due to a decrease in volume in your Flat Rolled and Non-Ferrous and Plates and Shapes product groups, and a decrease in realized prices. However, your explanation should include the underlying reasons, including whether or not the decrease in your operating results was consistent with the industry decline, and a discussion of any company-specific factors that contributed to the decline. In this regard, you should also discuss whether or not your results, such as operating declines and inventory write-downs, represent trends which could reasonably be expected to continue into future periods. Please revise to discuss and analyze the underlying causes of material changes and disclose known trends and uncertainties as contemplated by FR-72.

Response: The Company has revised the Registration Statement beginning on page 48 in response to the Staff’s comment.

Results of Operations – Nine Months Ended September 30, 2009, page 47

12.	In light of the significant decline in your net sales during 2009, along with the related decline in your operating income, please tell us what consideration was given to performing an interim test of goodwill impairment, and the result if such a test was performed.

Response: The Company supplementally advises the Staff that the Company considered goodwill impairment indicators for the quarters ended June 30, 2009 and September 30, 2009, and concluded that it was more likely than not that the fair value of the Company’s reporting units had not been reduced below their carrying amounts. In coming to that conclusion, the Company observed that steel price levels had begun to improve modestly as of June 30, 2009, and it was the Company’s view that prices would continue to rise as stronger demand returns through the end of the year. The Company believes that the economic downturn that occurred through the latter half of 2008 and the first half of 2009

December 30, 2009

was not driven by any circumstances unique to the steel industry. Rather, it was due to the financial crisis shutting down lending and credit availability. The Company also noted that apparent demand for steel improved during June 2009 across most of its product categories, as service center inventories became extremely low by historical standards. At the same time, spot iron ore and steel scrap prices were increasing and continue to increase, reflecting management’s belief that steel producers’ profitability should therefore be improving, as buyers seem unlikely to achieve lower prices as a result of cheaper raw materials. These price increases, although modest, are being passed on immediately by the Company and other service centers, and they are being absorbed by the market. The financial position and key financial indicators for Metals USA continued to improve throughout the third quarter of 2009. The Company reported operating earnings of $12.8 million for the third quarter of 2009, and it generated $228.4 million of operating cash flow the nine months ended September 30, 2009.

In addition, the Company considered several specific economic indicators to assess the industry environment and the overall economy, including increases in industrial production and steel producers’ capacity utilization, expansion of the Institute of Supply Management Manufacturing Index, rising steel prices, smaller decreases in U.S. real gross domestic product, increases in building permits and housing starts, expectations for the eventual impact of government stimulus programs, and steel sector research analysts’ recommendations.

In addition to the Company’s assessment of the current and future course of events for the Company, its industry, and the economy at large, the Company also considered its intent with respect to selling its reporting units, since fair value must be determined from the perspective that the Company would theoretically be selling the business to a third party or what that third party would pay the Company for the business. Fair value for a metals service center company is a concept that under normal economic circumstances is dependent upon many different factors. However, during the current economic environment, fair value estimates may be more representative of distressed sales, and may therefore under-value our reporting units to levels that the Company’s stockholders would not entertain in any contemplated transaction (i.e., they may not be willing market participants, depending on the estimate of fair value).

The Company believes that its forecast for continued profitability and improving business conditions are supportable based on the economic facts and circumstances described above. The Company believes that the evidence did not support an interim test of goodwill impairment and based on its analysis, concluded that no event had occurred that would more likely than not have reduced the fair value of its reporting units below their carrying values. The Company will perform its annual test of goodwill impairment as of December 31, 2009.

Liquidity and Capital Resources

Cash Flows, page 59

13.	Within your discussion of cash flows for each period, you have calculated an alternative cash flow measure by adjusting the amount from the statement of cash

December 30, 2009

flows for certain items to arrive at a “cash inflow” or “cash outflow” amount. When you present an adjusted amount, you are presenting a non-GAAP measure. While the discussion of significant items that affected the comparability of results between periods is often useful, it is not appropriate to net those amounts against a GAAP measure, resulting in an alternative measure. Please remove the presentation of such adjusted measures.

Response: The Company has revised the Registration Statement beginning on page 60 in response to the Staff’s comment.

EBITDA and Adjusted EBITDA, page 60

14.	It appears you have included the measure adjusted EBITDA in your filing under the premise that it is part of your debt covenants, which are important to your company because you are highly leverage and rely heavily on your debt facilities for working capital. As such, your presentation of adjusted EBITDA, calculated in accordance with your debt agreements, should be presented as a measure of your liquidity and discussed solely in relation to compliance with your debt covenants. Please note that your computation of adjusted EBITDA as presented is not in compliance with the rules outlined in Item 10(e) of Regulation S-K regarding the presentation of non-GAAP measures. However, we do not object to its use in the specific capacity of providing an understanding of your financial position and liquidity because it is a defined measure within your debt agreements. See Question 10 of the staff’s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response: The Company has revised the Registration Statement including on pages 61 and 62 in response to the Staff’s comment.

15.	Further, we note that adjusted EBITDA is only one component of the numerator used to calculate the fixed charge coverage ratio (FCCR), which determines your compliance with the debt covenants. In order to present a fair and balanced disclosure, please revise your discussion to include an explanation of the numerator of the FCCR calculation and how this amount impacts your liquidity. Alternatively, you may consider removing the components used to calculate the FCCR and instead provide enhanced disclosure on the FCCR amount as calculated, its meaning in reference to the debt covenants, including whether or not you are in compliance with the debt covenants for all periods, and the impact of this ratio on your liquidity.

Response: The Company has revised the Registration Statement beginning on page 61 in response to the Staff’s comment.

December 30, 2009

Streamlined Cost Structure, page 78

16.	We note the disclosure that you had a lower ratio of selling, general and administrative expenses compared to a peer group in terms of revenues for the quarter ended June 30, 2009. Please revise to disclose the names of the companies in the peer group or advise.

Response: The Company has revised the Registration Statement on pages 6 and 78 in response to the Staff’s comment.

Management, page 92

Components of Executive Compensation, page 97

17.	We note your response to prior comment 3 and reissue. Please revise to disclose what portions of the bonuses paid in 2008 were awarded under the safety and for EBITDA performance targets.

Response: The Company has revised the Registration Statement beginning on page 99 in response to the Staff’s comment.

Exhibit 5.1

18.	Please have counsel provide an opinion that the shares will be duly authorized.

Response: The Company has filed a revised opinion as Exhibit 5.1 with Amendment No. 4 in response to the Staff’s comment.

*****

December 30, 2009

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	William A. Smith II

Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP